June 29, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Rebekah Moore and Kevin W. Vaughn
                      Mail Stop-4561

          Re:  First Merchants Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007
                  File No. 000-17071

Ladies and Gentlemen:

This correspondence is First Merchants Corporation's response to comments received from the Securities and Exchange Commission on June 18, 2007, regarding document revisions for future filings of First Merchants Corporation's Form 10-K.

Note 1 Nature of Operations and Summary of Significant Accounting Policies,
page 25
--------------------------------------------------------------------------------
In response to comments made regarding First Merchants Reinsurance Company's total insurance exposure and inter-company accounting policy, we will revise page 4 of the 10-K to read as follows.

1. SEC Comment: We note that you have proposed to disclose your self-insurance risk on a per policy basis. Please revise to disclose the total exposure related to self-insurance for all policies outstanding.

                  First Merchants Corporation response: In future filings, we propose to change the disclosure on page 4 to read as follows:
                  The Corporation operates First Merchants Insurance Services, Inc. a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana. The Corporation is also the majority owner of Indiana Title Insurance Company, LLC which is a full-service title insurance agency. The Corporation operates First Merchants Reinsurance Co. Ltd., a small life reinsurance company whose primary business includes underwriting short-duration contracts of credit life and accidental and health insurance policies and debt cancellation contracts. Such policies and contracts are purchased by customers of the Corporation's bank customers to cover the amount of debt incurred by the insured. No policies are issued for loans other than those originated by the subsidiary banks. First Merchants Reinsurance Co. Ltd. limits its self-insurance risk to the first $15,000 of exposure under each credit life policy and $350 per month on each accident and health policy. The company maintains the same standard for its debt cancellation contracts. The total self-insurance exposure as of December 31, 2006 totaled $20.5 million. All intercompany transactions are eliminated during the preparation of consolidated financial statements.

2. SEC Comment: Please revise to disclose how you account for the intercompany transactions related to self-insurance that First Merchant's Reinsurance Company provides to its parent or other related entities.

First Merchants Corporation Response:  See response under item 1.
-------------------------------------

Note 22 Derivative Instruments and Hedging Activities, page 52

3.   SEC  Comment:  Please  revise  to  disclose  the  methods  and  significant
     assumptions   used  to  determine   the  fair  value  of  your   derivative
     instruments.

                  First Merchants Corporation Response: In future filings, we propose to change Note 22 to read substantially as follows:
                  Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Corporation records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

                  The Corporation's objective in using derivatives is to add stability to interest income and to manage its exposure to changes in interest rates. To accomplish this objective, the Corporation uses interest rate floors to protect the Corporation against movements in interest rates below the instruments' strike rates, over the lives of the agreements. The interest rate floors have notional amounts of $50,000,000, $100,000,000, and $100,000,000 with corresponding strike rates of 6.0%, 7.0% and 7.5%, respectively. All of the floors have maturity dates of August 1, 2009. During 2006, the floors were used to hedge the variable cash flows associated with existing variable-rate loan asset pools that are based on the prime rate (Prime). For accounting purposes, the floors are designated as cash flow hedges of the overall changes in cash flows on the first Prime-based interest payments received by the Corporation each calendar month during the terms of the hedges that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amounts of the floors.

                  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest income on loans") when the hedged transaction affects earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of non-interest income. Based on the Corporation's assessments both at inception and throughout the life of the hedging relationship, it is probable that sufficient Prime-based interest receipts will exist through the maturity dates of the floors. The Corporation uses the "Hypothetical Derivative Method" described in SFAS 133 Implementation Issue No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge," for its quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. The Corporation also monitors the risk of counterparty default on an ongoing basis.

                  Prepayments in hedged loan portfolios are treated in a manner consistent with the guidance in SFAS 133 Implementation Issue No. G25, "Cash Flow hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans," which allows the designated forecasted transactions to be the variable, Prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

                  As of December 31, 2006, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Corporation does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

                  At December 31, 2006, interest rate floors with a fair value of $428,000 were included in other assets. For the year ended December 31, 2006, the change in net unrealized losses of $125,000 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders' equity and comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during the year ended December 31, 2006.

                  Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Corporation's variable-rate loan assets. For the year ended December 31, 2006, the change in net unrealized losses on cash flow hedges reflects a reclassification of $38 of net unrealized losses from accumulated other comprehensive income to interest income. For the year ended December 31, 2007, the Corporation estimates that an additional $50,000 will be reclassified from accumulated other comprehensive income to interest income.

                  Interest rate floors are valued using market standard methodologies that incorporate implied forward interest rates and implied volatility as inputs. The fair value of each floor is obtained by summing the values of each individual floorlet
                  - which are monthly European-style options on the daily-weighted-average Prime rate. The fair value of each floorlet is calculated using the Black-Scholes Model.

4. SEC Comment: We note in your response that your interest rate floors have strike rates that range from 6.0% to 7.5%. Please revise to disclose the total notional amounts associated with each strike rate.

First Merchants Corporation Response:  See response under item 3 paragraph 2.
-------------------------------------

In closing, First Merchants Corporation acknowledges that:

o the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Mark Hardwick
Executive Vice President
Chief Financial Officer
First Merchants Corporation